SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2011

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

Announcement  |  Lisbon  |  30 September 2011

Management Transactions

Following the receipt of addenda to notifications made by Banco Espírito Santo, S.A. (“BES”), Portugal Telecom, SGPS S.A. (“PT”) hereby informs on the management transactions made by Avistar, SGPS, S.A. (“Avistar”), a company wholly owned by BES, which were disclosed on 15 and 28 September 2011, as follows:

a)                                      Transactions disclosed on 15 September 2011: PT was informed that the acquisition of 6,000,000 PT shares made on 13 September 2011, over-the-counter, comprised the purchase of one block of 3,000,000 PT shares at a price of Euro 5.35 per share, and of another block of 3,000,000 at a price of Euro 5.48 per share;

b)                                     Transactions disclosed on 28 September 2011: PT was informed that the acquisition of 5,000,000 PT shares made on 22 September 2011, over-the-counter, comprised the purchase of one block of 2,000,000 PT shares and of another block of 3,000,000 PT shares, both at a price of Euro 5.40 per share.

This announcement is pursuant to article 248-B of the Portuguese Securities Code and article 14 of CMVM Regulation no. 5/2008 and follows communications received from Banco Espírito Santo, S.A., a public company with registered office at Avenida da Liberdade, 195, 1250-142 Lisbon, Portugal, with a share capital of Euro 3,499,999,998.00, corporation number 500 852 367.

Portugal Telecom, SGPS SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2011

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.